

February 15, 2012

Via E-mail
Randy Butler
Chief Financial Officer
Fortune Industries, Inc.
6402 Corporate Dr.
Indianapolis, IN 46278

> **Re:** **Fortune Industries, Inc.**
> **Amendment No. 1 to Schedule 13E-3/A**
> **File No. 005-50301**
> **Filed February 4, 2013**
> **Revised Preliminary Proxy Statement on Schedule 14A**
> **File No. 001-32543**
> **Filed February 4, 2013**

Dear Mr. Butler:

      We have reviewed your filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call at the telephone numbers listed at the end of this letter. All defined terms used here have the same meaning as in the proxy statement.

General

1.   Please file your form of proxy, marked "Preliminary Copy," with your next amendment. See Rule 14a-6(a).

2.   Please advise why you have not included full financial statements and MD&A in your proxy statement. In your response, refer to Item 14(c) of Schedule 14A and the appropriate item of Form S-4.

3.   Please advise why you no longer have a section entitled "Special Factors" containing the information required by Item 7, 8 and 9 of Schedule 13E-3 in the front of the proxy statement. See Rule 13e-3(e)(1)(ii).

4.   Please update your financial statements, share figures, etc. in your proxy statement.

Letter to Fortune Industries Shareholder

5.   We note your response to comment 3 and that the Bank may exercise one of its remedies under Mr. Fortune's Estate's Loan, take title to the Fortune Interest's Preferred and Common Stock, and sell these interests to a third party who would not pay consideration for the shares of common stock held by the non-affiliated shareholders. Please revise to explain how the insiders and management of the company would be affected if this sale to a third party were to occur as compared to how the insiders and management would be affected if the Agreement and Plan of Merger were approved.

6.   We note your response to comment 6 and reissue it; please specify where you made the revisions. We note again that "Shareholders other than the Rollover Shareholders and the Fortune Interests" does not appear to be the equivalent of the "unaffiliated security holders" within the meaning of Item 1014 of Regulation M-A.

7.   We note your response to comment 7 and reissue it; please specify where you made the revisions. The mere addition of the trust would not appear to be fully responsive to this comment, in that the person or persons who control the trust would also appear to be affiliates engaged in the transaction. We also note that the beneficial ownership table appearing on page 17 does not disclose the beneficial owner of the securities held by the trust.

Introduction

8.   Please disclose why the amount of cash payable in the transaction appears to have increased by $1 million since the prior filing.

9.   Please provide a more detailed analysis as to whether pro forma financial statements are required under Item 1010(b) of Regulation M-A or Item 14 of Schedule 14A. Your disclosure on page 44 only address the Small Block Holders, while Large Block Holders will be retaining an interest in the recapitalized company.

Interests of Certain Persons in the Merger (see page 30), page 4

10.   We note your response to comment 10 and reissue it. Revise page 4 and the accompanying discussion on page 30 et seq. to explain how the interests of the Fortune Interests, Rollover Shareholders, and Management are different than the Unaffiliated Shareholders. For instance, it appears the current transaction would benefit the Fortune

Interests because Mr. Fortune's Estate's Loan would be repaid from funds from the senior credit facility and the Rollover Shareholders and Management would benefit because they would not be subject to a change in control if the Bank were to foreclose on Mr. Fortune's Estate's Loan. Your current discussion on page 30 is too general. Please advise and revise.

Directors and Executive Officers, page 13

11.   Please provide the statements required by Item 1003(c)(3) and (4) of Regulation M-A as to all filing persons.

Fairness of the Merger; Reasons for the Recommendation of the Special Committee and the Board, page 20

12.   We note your response to comment 21 and reissue it. The disclosure under "Position of the Acquiror Filing Persons as to the Fairness of the Merger" is on page 18 of the proxy statement filed on May 22, 2012 but does not appear in this revised proxy statement filed on February 4, 2013. Please advise.

13.   We note your response to comment 22 and reissue it. Again, it appears the disclosure under "Position of the Acquiror Filing Persons as to the Fairness of the Merger" does not appear in the revised proxy statement.

14.   We note your response to comment 23 and reissue it in part; it does not appear you have provided the required disclosure regarding the fairness determination of each of the Acquiror Filing Persons. Please review comment 23 and revise accordingly.

15.   We note your response to comment 22 and reissue it. It appears the disclosure under the "Position of the Acquiror Filing Persons as to the Fairness of the Merger" is missing from the revised proxy statement. Further, incorporate your response that there may be no separate or distinct reasons for entering into the transaction into the disclosure or advise otherwise.

16.   We note your response to comment 26 and reissue it. Double Eagle Advisory's report is addressed to CEP, Inc. who is noted as the client. Please summarize the Rodefer and Double Eagle reports in your proxy statement, and provide all information required by Item 1015 of Regulation M-A with respect to these reports.

17.   We note your response to comment 30 and reissue it; please advise specifically where you have made the changes. For instance, you have not answered whether the projections filed as an exhibit to the Schedule 13E-3 are projections used for the Future Cash Flow Analysis; and it appears you have not disclosed the projections in your disclosure. Please review our comment and revise or advise.

18.   Please advise why the proxy statement does not contain a reasonably detailed discussion of the detriments of the transaction to the subject company, its affiliates, and unaffiliated security holders. See Instruction 2 to Item 1013 of Regulation M-A.

Background, page 17

19.   Please disclose the members of the board of directors at all periods described in this section, including who was deemed independent at each of those times. Please make similar disclosures regarding the composition of the Special Committee.

20.   Please disclose why the transaction with IMG was not pursued.

Fairness Opinion of Kraft Analytics, LLC, page 24

21.   We note your disclosure in the first paragraph on page 25 that there has been no material change in the business, assets, liabilities, financial condition, operations, cash flows or prospects of the company since the date of the fairness opinion. Please also disclose whether any material changes in any of the projections or assumptions upon which Kraft based its opinion have occurred since the delivery of the opinion or that are anticipated to occur before the security holder meeting.

22.   We note your disclosure under "Rule of Thumb and Guideline Transaction" on page 26. Please disclose (a) the name of the PEO industry merger and acquisition professional and (b) the trailing twelve month EBITDA and revenue numbers (please also disclose these numbers in other parts of the fairness discussion).

23.   The fairness opinion contains numerous limitations on reliance by security holders ("Kraft Analytics, LLC has no duty to any third parties," "The Deliverables have been prepared solely for the use of the Company," "we hereby disclaim liability to any other person," "Any other person should not rely upon the information and conclusions reached," "[Kraft Analytics, LLC] does not assume any liability," "We take no responsibility," etc.) Please omit all such limitations, or provide the analysis requested in prior comment 27.

Financing Obtained by Parent in Connection with the Merger, page 31

24.   We note your response to comment 31. Please incorporate your response into the disclosure and, further, disclose the main terms of Mr. Fortune's Estate's Loan including the principal, interest, and amount in default (please also disclose these terms in other appropriate places of your proxy statement). Also, clarify whether any of the $7 million of borrowings from the senior lender will be paid to the Fortune Interests. Please explain the source of the Fortune Interests' funding. Please also file as exhibits to your schedule any agreements entered into in connection with this financing that relate to securities of the company. See Items 1005(e) and 1016(d) of Regulation M-A.

Expenses of the Merger, page 32

25.   Please advise why you have deleted the itemized statement of expenses. See Item 1007 of Regulation M-A.

Closing Comments

        As appropriate, please amend your filings in response to these comments. You may wish to provide us with marked copies of the amended filings to expedite our review. Please furnish a cover letter with your amended filing that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amended filings and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all material information to investors. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from each filing person acknowledging that:

- the filing person is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

Please contact Ajay Koduri, Attorney-Advisor, at 202-551-3310, Celeste M. Murphy, Legal Branch Chief, at 202-551-3257 or David Orlic, Special Counsel in the Office of Mergers & Acquisitions, at 202-551-3503, or me at 202-551-3810 with any other questions.

Sincerely,

/s/ Celeste M. Murphy for

Larry Spirgel
Assistant Director

cc: Via E-mail
        Jeff Bailey, Esq.
        Bose, McKinney and Evans LLP